Exhibit 99.1

Condensed Consolidated Interim Financial Statements

(Expressed in Canadian dollars - unaudited)

Three and nine months ended March 31, 2024 and 2023

STANDARD LITHIUM LTD.

Condensed Consolidated Interim Statements of Financial Position

As at March 31, 2024 and June 30, 2023

(Expressed in thousands of Canadian Dollars – unaudited)

	March 31,	June 30,
	2024	2023
ASSETS
Current assets
Cash	$15,716	$59,612
Receivables	527	468
Prepaid expenses	2,578	1,969
	18,821	62,049
Non-current assets
Reclamation deposit	85	83
Exploration and evaluation assets (Note 5)	143,210	99,952
Intangible asset (Note 6)	1,368	1,432
Right of use asset	833	1,233
Property, plant and equipment (Note 4)	3,180	2,765
Advances and deposits	203	2,669
Investment in Aqualung Carbon Capture SA (Note 3)	3,386	3,314
	152,265	111,448
TOTAL ASSETS	$171,086	$173,497
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$10,811	$12,737
Lease liability – short-term	340	512
	11,151	13,249
Non-current liabilities
Lease liability – long-term	513	739
Decommissioning provision	135	133
	648	872
TOTAL LIABILITIES	11,799	14,121
EQUITY
Share capital (Note 8)	290,444	272,419
Reserves	45,733	35,888
Deficit	(178,996)	(148,707)
Accumulated other comprehensive income (loss)	2,106	(224)
TOTAL EQUITY	159,287	159,376
TOTAL LIABILITIES AND EQUITY	$171,086	$173,497

Commitments (Notes 5) and Contingencies (Note 11)

Approved by the Board of Directors and authorized for issue on May 7, 2024.

“Robert Cross”	“Claudia D’Orazio”
Director	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

STANDARD LITHIUM LTD.

Condensed Consolidated Interim Statements of Comprehensive Income (Loss)

Three and nine months ended March 31, 2024 and 2023

(Expressed in thousands of Canadian Dollars, except share and per share amounts - unaudited)

	Three months ended		Nine months ended
	March 31,		March 31,
	2024	2023	2024	2023
Expenses
Share-based payments	$3,614	$44	$9,971	$1,135
Demonstration plant operations (Note 7)	1,975	4,428	7,177	10,403
Office and administration	1,164	820	3,322	2,459
Consulting fees	879	931	2,935	2,501
Professional fees	893	239	1,972	1,625
Management fees (Note 9)	661	555	1,987	1,579
Salaries and benefits	516	152	1,670	152
Patent	274	189	699	657
Travel	238	174	655	334
Amortisation of property, plant and equipment (Note 4)	232	1	666	207
Amortisation of office leases	136	64	404	156
Filing and transfer agent	60	168	308	366
Advertising and investor relations	48	132	220	286
Amortisation of intangible assets (Note 5)	21	20	64	89
Foreign exchange (gain)/loss	(167)	38	(727)	(5,192)
Project investigation	—	161	—	1,300
Loss from operations	(10,544)	(8,116)	(31,323)	(18,057)

Interest and other income	205	1,027	1,098	2,539
Interest and accretion expense	(19)	(12)	(64)	(21)

Net loss for the period	(10,358)	(7,101)	(30,289)	(15,539)
Other comprehensive income (loss)
Item that may be reclassified subsequently to income or loss:
Currency translation differences of foreign operations	3,157	23	2,330	2,489
Total comprehensive income (loss)	(7,201)	(7,078)	(27,959)	(13,050)

Weighted average number of common shares outstanding – basic and diluted	178,223,074	168,790,419	174,731,258	166,694,224
Basic and diluted loss per share	$(0.06)	$(0.04)	$(0.17)	$(0.09)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

STANDARD LITHIUM LTD.

Condensed Consolidated Interim Statements of Changes in Equity

Nine months ended March 31, 2024 and 2023

(Expressed in thousands of Canadian Dollars, except share amounts - unaudited)

					Accumulated
	Number				other
	of	Share			comprehensive
	shares	capital	Reserves	Deficit	Income (loss)	Total equity
Balance, June 30, 2022	166,402,197	$262,047	$21,945	$(106,718)	$(746)	$176,528
Share-based payment	—	—	1,135	—	—	1,135
Stock options exercised	5,750,000	8,224	(2,967)	—	—	5,257
Net loss for the period	—	—	—	(15,539)	—	(15,539)
Currency translation differences for foreign operations	—	—	—	—	2,489	2,489
Balance, March 31, 2023	172,152,197	$270,271	$20,113	$(122,257)	$1,743	$169,870

Balance, June 30, 2023	172,752,197	$272,419	$35,888	$(148,707)	$(224)	$159,376
Share-based payment	—	—	9,971	—	—	9,971
Shares issues under At-The-Market offering (Note 8)	9,320,559	19,263	—	—	—	19,263
Share issuance costs	—	(1,504)	—	—	—	(1,504)
Stock options exercised	100,000	266	(126)	—	—	140
Net loss for the period	—	—	—	(30,289)	—	(30,289)
Currency translation differences for foreign operations	—	—	—	—	2,330	2,330
Balance, March 31, 2024	182,172,756	$290,444	$45,733	$(178,996)	$2,106	$159,287

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

STANDARD LITHIUM LTD.

Condensed Consolidated Interim Statements of Cash Flows

Nine months ended March 31, 2024 and 2023

(Expressed in thousands of Canadian Dollars - unaudited)

	Nine months ended
	March 31,	March 31,
	2024	2023
Operating activities
Net loss	$(30,289)	$(15,539)
Add items not affecting cash
Share-based payments	9,971	1,135
Foreign exchange	(1,044)	(5,324)
Amortisation	730	296
Amortisation – office leases	404	156
Interest expense	64	21
Net changes in non-cash working capital items to operations:
Receivables	(59)	473
Prepaid expenses	(609)	(1,709)
Advances	2,466	—
Accounts payable and accrued liabilities	(3,519)	(503)
Net cash used in operating activities	(21,885)	(20,994)

Investing activities
Exploration and evaluation assets	(39,336)	(25,150)
Purchase of land for future South West Arkansas Project plant	(939)	—
Aqualung Carbon Capture pilot plant development	(68)	(1,754)
Purchase of property, plant and equipment	(22)	—
Patent	—	(40)
Net cash used in investing activities	(40,365)	(26,944)

Financing activities
Proceeds from issuance of at the market (“ATM”) shares	19,263	—
Share issuance costs	(1,504)	—
Exercise of options	140	5,257
Lease payments	(460)	(171)

Net cash from financing activities	17,439	5,086

Effect of exchange rates on cash	915	5,209

Net change in cash	(43,896)	(37,643)
Cash, beginning of period	59,612	129,065
Cash, end of period	$15,716	$91,422

Non-cash investing activities:
Change in current liabilities relating to Exploration and evaluation assets	1,593	1,033

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED MARCH 31, 2024 AND 2023

(Expressed in thousands of Canadian Dollars, except where indicated and share and per share amounts - unaudited)

1.	Nature of Operations

Standard Lithium Ltd. (the “Company”) was incorporated under the laws of the Province of British Columbia on August 14, 1998 under the name Tango Capital Corp.  On April 7, 1999, the Company changed its name to Patriot Capital Corp. and then to Patriot Petroleum Corp. effective March 5, 2002. On December 1, 2016, the Company continued under the Canadian Business Corporations Act and changed its name to Standard Lithium Ltd. The Company’s principal operations are exploration for and development of lithium brine properties primarily in the Smackover formation in the states of Arkansas and Texas of the United States of America (“USA”).

The address of the Company’s corporate office and principal place of business is Suite 1625, 1075 West Georgia Street, Vancouver, British Columbia, Canada, V6E 3C9. The Company’s shares are listed on the TSX Venture Exchange and NYSE American Stock Exchange under the symbol “SLI” and the Frankfurt Exchange in “S5L”.

2.Basis of Presentation

a)Statement of compliance

The annual consolidated financial statements of the Company, including comparatives, have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (IAS 34).

These condensed consolidated interim financial statements follow the same accounting policies and methods of application as the most recent audited consolidated financial statements of the Company.

These condensed consolidated interim financial statements do not include all of the information required of a complete set of consolidated financial statements and are intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in financial position and the performance of the Company since the end of its last annual reporting period. It is therefore recommended that these condensed consolidated interim financial statements be read in conjunction with the annual consolidated financial statements of the Company for the year ended June 30, 2023.

b)Basis of consolidation

The consolidated financial statements of the Company include the accounts of the Company and its subsidiaries which the Company controls 100% of.

3.Investment in Aqualung Carbon Capture SA

Changes in the Company’s Investment in Aqualung during the period ended March 31, 2024 and year ended June 30, 2023 are summarized as follows:

Balance, June 30, 2022	$3,221
Effect of change in fair value	93
Balance, June 30, 2023	3,314
Effect of change in fair value	72
Balance, March 31, 2024	$3,386

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED MARCH 31, 2024 AND 2023

(Expressed in thousands of Canadian Dollars, except where indicated and share and per share amounts - unaudited)

4.Property, Plant and Equipment

					Land for
					future
					South
			Demonstration	Aqualung	West
			plant (formerly	Carbon	Arkansas
	Leasehold	Furniture	Pilot plant)	Capture	Project
	improvements	and fixtures	(Note 7)	pilot plant	plant	Total
Cost	$	$	$	$	$	$
June 30, 2022	—	—	26,649	—	—	26,649
Additions	187	12	—	1,778	—	1,977
June 30, 2023	187	12	26,649	1,778	—	28,626
Additions	—	22	—	68	939	1,029
Effect of foreign exchange translation	—	—	16	38	(2)	52
March 31, 2024	187	34	26,665	1,884	937	29,707

Accumulated amortisation
June 30, 2022	—	—	(25,664)	—	—	(25,664)
Amortisation	(6)	(1)	(207)	—	—	(214)
Effect of foreign exchange translation	—	—	17	—	—	17
June 30, 2023	(6)	(1)	(25,854)	—	—	(25,861)
Amortisation	(39)	(3)	—	(624)	—	(666)
Effect of foreign exchange translation	—	—	1	(1)	—	—
March 31, 2024	(45)	(4)	(25,853)	(625)	—	(26,527)

Net book value
June 30, 2022	—	—	985	—	—	985
June 30, 2023	181	11	795	1,778	—	2,765
March 31, 2024	142	30	812	1,259	937	3,180

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED MARCH 31, 2024 AND 2023

(Expressed in thousands of Canadian Dollars, except where indicated and share and per share amounts - unaudited)

5.Exploration and Evaluation Assets

			Commercial
		South West	Plant
	California	Arkansas	Evaluation	Texas
	Property	Project(1)	(Lanxess 1A)	Properties	Total
	$	$	$	$	$
Acquisition:
Balance, June 30, 2022	18,460	14,230	—	—	32,690
Option payments	2,352	1,378	—	885	4,615
Lanxess brine supply costs	—	(7,953)	7,953	—	—
Effect of foreign exchange translation	527	406	—	—	933
Balance, June 30, 2023	21,339	8,061	7,953	885	38,238
Option payments	128	1,416	—	1,485	3,029
Acquisition of Wheelhouse Water Resources, LLC	—	—	—	27	27
Effect of foreign exchange translation	469	205	173	30	877
Balance, March 31, 2024	21,936	9,682	8,126	2,427	42,171

Exploration and Evaluation:
Balance, June 30, 2022	4,333	4,105	4,533	—	12,971
Exploration costs	9	17,429	—	18,175	35,613
Lanxess 1A evaluation costs	—	—	12,740	—	12,740
Effect of foreign exchange translation	124	136	130	—	390
Balance, June 30, 2023	4,466	21,670	17,403	18,175	61,714
Exploration costs	5	8,337	—	18,220	26,562
Lanxess 1A evaluation costs	—	—	11,084	—	11,084
Effect of foreign exchange translation	96	625	495	463	1,679
Balance, March 31, 2024	4,567	30,632	28,982	36,858	101,039

Balance, June 30, 2023	25,805	29,731	25,356	19,060	99,952
Balance, March 31, 2024	26,503	40,314	37,108	39,285	143,210

(1)

On October 31, 2023, the Company exercised its option agreement with TETRA Technologies, Inc. to acquire brine productions rights for the South West Arkansas Project. The Company did not incur any costs associated with the exercise.

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED MARCH 31, 2024 AND 2023

(Expressed in thousands of Canadian Dollars, except where indicated and share and per share amounts - unaudited)

6.Intangible Asset

The carrying value of the intangible assets acquired is as follows:

	IP Assets	Patents	Total
Balance, June 30, 2022	$1,501	$—	$1,501
Additions	—	41	41
Amortisation	(110)	—	(110)
Balance, June 30, 2023	1,391	41	1,432
Amortisation	(62)	(2)	(64)
Balance, March 31, 2024	$1,329	$39	$1,368

7.	Demonstration Plant Operations (formerly Pilot Plant)

As at March 31, 2024, and 2023, demonstration plant costs are comprised of the following:

	Three months ended				Nine months ended
	March 31,				March 31,
	Aqualung pilot plant		Demonstration plant		Aqualung pilot plant		Demonstration plant
	2024	2023	2024	2023	2024	2023	2024	2023
	$	$	$	$	$	$	$	$
Internet	—	—	2	3	—	—	8	8
Personnel	54	—	1,312	1,298	54	—	3,938	4,341
Reagents	—	—	17	1,895	—	—	583	2,479
Repairs and maintenance	—	—	14	7	—	—	360	16
Supplies	22	—	372	870	22	—	862	2,552
Test work	—	—	138	297	—	—	1,187	857
Office trailer rental	—	—	23	11	—	—	71	30
Utilities	16	—	(7)	47	16	—	44	120
Vehicle	—	—	10	—	—	—	23	—
Waste disposal & recycling	—	—	2	—	—	—	9	—
Total operations costs	92	—	1,883	4,428	92	—	7,085	10,403

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED MARCH 31, 2024 AND 2023

(Expressed in thousands of Canadian Dollars, except where indicated and share and per share amounts - unaudited)

8.	Share Capital

a)Authorized capital

The Company is authorised to issue an unlimited number of common voting shares without nominal or par value.

During the nine months ended March 31, 2024, the Company issued a total of 100,000 common shares for the exercise of stock options. The Company received proceeds of $140 and reclassified $126 from reserve to share capital upon exercise.

During the nine months ended March 31, 2023, the Company issued a total of 5,750,000 common shares for the exercise of stock options. The Company received proceeds of $5,257 and reclassified $2,967 from reserve to share capital upon exercise.

During the nine months ended March 31, 2024, the Company issued 9,320,559 common shares for proceeds of $19,263 net of transaction costs of $1,504 under the Company’s ATM offering (March 31, 2023: $Nil).

b)Options

The Company has a stock option plan in place under which it is authorized to grant options to officers, directors, consultants, management and company employees enabling them to cumulatively acquire up to 10% of the issued and outstanding common stock of the Company. Under the plan, the exercise price of each option shall not be less than the price permitted by any stock exchange. The options can be granted for a maximum term of 10 years.

The weighted average fair value at grant date of options granted during the nine months ended March 31, 2024 was $2.61 per option (June 30, 2023: $3.45). The fair value was determined using the Black-Scholes option-pricing model using the following weighted average assumptions:

	YTD2024	FY2023
Expected stock price volatility	77%	84%
Risk-free interest rate	4.4%	3.16%
Dividend yield	—	—
Expected life of options	5 years	5 years
Stock price on date of grant	$4.00	$5.09
Forfeiture rate	—	—

Stock option transactions are summarized as follows:

	Number of	Weighted average
	options	exercise price
Balance at June 30, 2022	10,170,000	$2.11
Options exercised	(5,950,000)	0.91
Options granted	3,950,000	5.09
Balance at June 30, 2023	8,170,000	$4.43
Options exercised	(100,000)	1.40
Options granted	1,750,000	4.00
Balance at March 31, 2024	9,820,000	$4.38

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED MARCH 31, 2024 AND 2023

(Expressed in thousands of Canadian Dollars, except where indicated and share and per share amounts - unaudited)

8.	Share Capital - continued

b)Options - continued

The following table summarizes stock options outstanding and exercisable at March 31, 2024:

	Options Outstanding				Options Exercisable
		Weighted		Weighted		Weighted
		Average		Average		Average
Exercise	Number	Remaining		Exercise		Exercise
Price	of	Contractual Life		Price	Number	Price
$	Shares	(years)		$	Exercisable	$
1.40	1,350,000	—	(1)	1.40	1,350,000	1.40
3.43	400,000	0.04		3.43	400,000	3.43
7.55	500,000	0.87		7.55	500,000	7.55
3.39	1,200,000	1.80		3.39	1,200,000	3.39
6.08	200,000	2.30		6.08	200,000	6.08
6.31	200,000	2.93		6.31	200,000	6.31
8.25	170,000	2.96		8.25	170,000	8.25
9.40	100,000	3.03		9.40	100,000	9.40
5.08	3,750,000	4.03		5.08	3,750,000	5.08
5.23	200,000	4.15		5.23	200,000	5.23
4.00	1,750,000	4.48		4.00	433,333	4.00
	9,820,000	2.88		4.38	8,503,333	4.44

(1)	Options expired on September 4, 2023, however, due to black-out of insider share transactions, these options will remain eligible for exercise for a period of 10 business days subsequent to the lifting of the black-out.

c) Long-term Incentive Plan

The Company has an equity incentive plan (“Plan”) in accordance with the policies of the TSX Venture Exchange whereby, from time to time at the discretion of the Board of Directors, eligible directors, officers and employees are awarded restricted share units (“RSUs”) and performance share units (“PSUs”). The RSUs and PSUs that are subject to the recipient’s deferral right in accordance with the Income Tax Act (Canada) convert automatically into common shares upon vesting. In addition, the Company may issue deferred share units (“DSUs”). DSUs may be redeemed upon retirement or termination from the Company. The plan is a fixed plan pursuant to which the aggregate number of common shares to be issued shall not exceed 10% of the Company’s issued and outstanding common shares when combined with the aggregate number of Options, RSUs, PSUs and DSUs. As of March 31, 2024, the Company has granted 1,991,004 DSUs to the Board of Directors and Management which vested on April 11, 2024. The Company has recorded $4,929 in share-based payment expense related to this grant during the nine-month period ended March 31, 2024.

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED MARCH 31, 2024 AND 2023

(Expressed in thousands of Canadian Dollars, except where indicated and share and per share amounts - unaudited)

9.Related Party Transactions

Key management personnel are persons responsible for planning, directing and controlling the activities of the entity, and include directors and officers of the Company.

Compensation to key management is comprised of the following:

	March 31,	March 31,
	2024	2023
Management and director fees	$1,946	$1,579
Benefits	41	—
Share-based payments	7,295	—
	$9,282	$1,579

As at March 31, 2024, there is $45 (June 30, 2023: $1,373) in accounts payable and accrued liabilities owing to officers of the Company. Amounts due to/from the key management personnel are non-interest bearing, unsecured and have no fixed terms of repayment.

On June 17, 2022, the Company entered into a Master Services Agreement (“the MSA”) with Telescope Innovations Corp. (“Telescope”). Robert Mintak, CEO of the Company and Dr. Andy Robinson, President and COO of the Company are directors of Telescope Innovations Corp. Under the MSA, Telescope provided various research and development (“R&D”) services for the purpose of developing new technologies. The Company funded an initial project for one year under the MSA, which will aim to evaluate the use of captured CO2 in the Company’s various chemical processes, as well as investigating the potential for permanent geological sequestration of CO2 within the lithium brine extraction and reinjection processes contemplated by the Company. Other R&D projects may be performed for the Company by Telescope as required. The Company incurred $880 (March 31, 2023: $592) of costs related to this agreement during the nine months ended March 31, 2024.

As at March 31, 2024, there is $40 (June 30, 2023:  $115) in accounts payable and accrued liabilities owing to Telescope. Amounts due to Telescope are non-interest bearing, unsecured and have no fixed terms of repayment.

On November 7, 2023, the Company adopted an Executive Officer Incentive Compensation Clawback Policy to comply with new rules of the New York Stock Exchange American set forth in Listed Company Manual Section 811 – Erroneously Awarded Compensation and Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as codified by Section 10D and Rule 10D-1 of the U.S. Securities Exchange Act of 1934.

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED MARCH 31, 2024 AND 2023

(Expressed in thousands of Canadian Dollars, except where indicated and share and per share amounts - unaudited)

10.Financial Instruments and Financial Risk Management

The Company’s financial assets and liabilities consist of cash, receivables, long-term investments, accounts payable and accrued liabilities. A fair value hierarchy is used to determine the financial instruments’ fair value that are recorded on the consolidated statements of financial position.

The fair value hierarchy has three levels:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly for similar items in active markets. The Company maximizes the use of observable market data and relies on entity-specific estimates at least possible; and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

There were no transfers between Levels 1, 2 or 3 for the period ended March 31, 2024 and the year ended June 30, 2023.

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy:

March 31, 2024	Level 1	Level 2	Level 3	Total
Investment in Aqualung Carbon Capture SA	$—	$—	$3,386	$3,386

June 30, 2023	Level 1	Level 2	Level 3	Total
Investment in Aqualung Carbon Capture SA	$—	$—	$3,314	$3,314

The Company’s Board of Directors has the overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and in response to the Company’s activities. Management regularly monitors compliance with the Company’s risk management policies and procedures and reviews the adequacy of the risk management framework in relation to the risks faced by the Company.

The Company is exposed to various risks such as interest rate, credit, and liquidity risk. To manage these risks, management determines what activities must be undertaken to minimize potential exposure to risks. The objectives of the Company in managing risk are as follows:

●	maintaining sound financial condition;
●	financing operations; and
●	ensuring liquidity to all operations.

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED MARCH 31, 2024 AND 2023

(Expressed in thousands of Canadian Dollars, except where indicated and share and per share amounts - unaudited)

10.	Financial Instruments and Financial Risk Management - continued

In order to satisfy these objectives, the Company has adopted the following policies:

(i)	Credit risk

Credit risk is the risk of loss if counterparties do not fulfill their contractual obligations and arises principally from cash deposits. The maximum credit risk is the total of our cash. The Company maintains substantially all of its cash with two major financial institutions. The majority of cash held with these institutions exceed the amount of insurance provided on such deposits.

(ii)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due.  The Company manages this risk by careful management of its working capital (current assets less current liabilities) to try to ensure its expenditures will not exceed available resources. At March 31, 2024, the Company has working capital of $7,670 (June 30, 2023: working capital balance of $48,800). The Company is actively engaged in raising additional capital to fund its capital projects and meet financial obligations.

(iii)	Foreign exchange risk

Currency risk is the risk to the Company’s earnings that arises from fluctuations of foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.  The Company is exposed to currency risk through the following assets and liabilities denominated in US dollars:

	March 31, 2024	June 30, 2023
	$	$
Cash	8,973	42,745
Accounts payable	(2,775)	(5,926)

At March 31, 2024, US Dollar amounts were converted at a rate of USD 1.00 to CAD 1.354. A 10% increase or decrease in the US dollar relative to the Canadian dollar would result in a change of approximately $620 (June 30, 2023: $3,682) in the Company’s comprehensive loss for the year to date.

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED MARCH 31, 2024 AND 2023

(Expressed in thousands of Canadian Dollars, except where indicated and share and per share amounts - unaudited)

11.	Contingencies

On January 27, 2022, a putative securities class action lawsuit was filed against the Company, Robert Mintak and Kara Norman in the United States District Court for the Eastern District of New York, captioned Gloster v. Standard Lithium Ltd., et al., 22-cv-0507 (E.D.N.Y.) (the “Action”). The complaint purports to seek relief on behalf of a class of investors who purchased or otherwise acquired the Company’s publicly traded securities between May 19, 2020 and November 17, 2021, and asserts violations of Section 10(b) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) against all defendants and Section 20(a) of the Exchange Act against the individually-named defendants. On April 27, 2022, the court granted Curtis T. Arata’s motion for appointment as lead plaintiff in the Action. Lead plaintiff filed an amended complaint on June 29, 2022, adding Andrew Robinson as a defendant and extending the class period to February 3, 2022. The amended complaint alleges, among other things, that during the proposed class period, defendants misrepresented and/or failed to disclose certain facts regarding the Company’s LiSTR DLE technology and “final product lithium recovery percentage” at its DLE Demonstration Plant in southern Arkansas. The amended complaint seeks various forms of relief, including monetary damages in an unspecified amount. Defendants filed a motion to dismiss the amended complaint on August 10, 2022, which became fully briefed on September 28, 2022. The Company intends to vigorously defend against the Action. As at March 31, 2024, the Company has not recorded any provision associated with this matter, as the outcome is undeterminable at this time.

12.	Subsequent Event

Subsequent to March 31, 2024, the Company issued 1,292,500 common shares for proceeds of $2,046 net of transaction costs of $103 under the Company’s ATM offering.

On May 7, 2024, Equinor ASA, an arms-length party, acquired an interest in two Standard Lithium subsidiaries, one of which holds Standard Lithium’s South West Arkansas Project and the other the East Texas properties. Pursuant to the terms of the transaction, Equinor acquired a 45% interest in each of the subsidiaries for an initial cash payment of US$30 million to Standard Lithium and the commitment to invest up to an additional US$130 million as follows:

•	Equinor to solely fund the first US$40 million of development costs at the South West Arkansas Project upon, after which all additional capital expenditures would be funded on a pro-rata basis;
•

Equinor to solely fund the first US$20 million in exploration and development costs at the East Texas properties, after which all additional capital expenditures would be funded on a pro rata basis; and

•

Standard Lithium will receive up to US$70 million in milestone payments associated with the South West Arkansas Project and East Texas subject to final investment decisions being made by certain dates.